                                                                 EX 99(a)(5)(ii)


                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

----------------------------------------------x
ALAN BEHR,
                                                        Civil Action No. 19420NC
                                    Plaintiff,

                     -against-

TRAVELOCITY.COM INC.,
SAM GILLILAND, PAUL C. ELY JR.,
GLENN W. MARSCHEL, JR.,
JEFFREY M. JACKSON, WILLIAM  J.
HANNIGAN, KATHY MISUNAS,
TERRELL B. JONES, JAMES J.
HORNTHAL, FRANK WILLIAM
CONNER and SABRE HOLDINGS
CORP.,

                                   Defendants.

----------------------------------------------x

                      SHAREHOLDER'S CLASS ACTION COMPLAINT

      Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, INTER ALIA, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

      1. This is a stockholders' class action on behalf of the public stockholders of Travelocity.com Inc. ("Travelocity" or the "Company") to enjoin the proposed acquisition of the publicly owned shares of Travelocity's common stock by its majority shareholder, defendant Sabre Holdings Corporation ("Sabre").

                                   THE PARTIES

      2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

      3. Defendant Travelocity is a corporation duly organized and existing under the laws of the State of Delaware. Travelocity is a database-driven travel marketing and transaction company, which provides internet and wireless reservations information for more than 700 airlines, more than 50,000 hotels and more than 50 car rental companies.

      4. Defendant Sabre is a Delaware corporation. Sabre owns approximately 70% of Travelocity's public shares.

      5. Defendant Sam Gilliland is a director of the Company. He is also Chief Marketing Officer of Sabre.

      6. Defendant Paul C. Ely, Jr. is a director of the Company. He is also a director of Sabre.

      7. Defendant Glenn W. Marschel, Jr. is a director of the Company. He is also a director of Sabre.

      8. Defendant Jeffrey M. Jackson is a director of the Company. He is also Executive V.P., CFO and Treasurer of Sabre.

      9. Defendant William J. Hannigan is Chairman of the Board of Directors of the Company. He is also Chairman, President and CEO of Sabre.

      10. Defendants Kathy Misunas, James J. Hornthal, Frank William Conner and Terrell B. Jones are directors of Travelocity.

      11. The defendants named in paragraphs 5 through 10 (the "Individual Defendants") are in a fiduciary relationship with plaintiff and the other public stockholders of Sabre and owe them the highest obligations of good faith and fair dealing.

      12. Defendant Sabre, through its approximately 70% ownership of Travelocity and having persons affiliated with it comprise a majority of Travelocity's board, has effective and working control of Travelocity. As such, defendant Sabre is in a fiduciary relationship with plaintiff and the other public stockholders of Travelocity and owes them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

      13. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Travelocity stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

      14. This action is properly maintainable as a class action.

      15. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of November 9, 2001, there approximately 16 million shares of Travelocity common stock outstanding, held by shareholders who are geographically dispersed throughout the United States.

      16. There are questions of law and fact which are common to the Class including, INTER ALIA, the following:

            (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

            (b) whether plaintiff and the other members of the Class will be damaged irreparably by defendants' failure to take action designed to obtain the best value for the public shareholders' interest in Travleocity.

      17. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

      18. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

      19. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

      20. On February 19, 2002, it was announced that Sabre offered to acquire all of the outstanding shares of Travelocity, it does not already own, for $23.00 per share in cash.

      21. The consideration to be paid to Class members in the transaction is unconscionable and unfair and grossly inadequate because, among other things, the intrinsic value of Travelocity's common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock's current trading price and the Company's prospects for future growth and earnings.

      22. Sabre timed its offer to take advantage of the decline in the market price of Travelocity's stock. The offer has the effect of capping the market for Travelocity's stock to facilitate Sabre's plan to obtain the public interest in Travelocity as cheaply as possible.

      23. Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

      24. The defendants have breached their duty of loyalty to Travelocity stockholders by using their control of Travelocity to force plaintiff and the Class to sell their equity interest in Travelocity at an unfair price, and deprive Travelocity's public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Travelocity's public shareholders are properly protected from overreaching. Defendant Sabre has breached his fiduciary duties, which arise from his effective control of Travelocity, by using such effective control for his own benefit.

      25. The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Travelocity and that possessed by Travelocity's public shareholders. Defendants scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

      26. Plaintiff has no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment as follows:

            A. declaring this to be a proper class action;

            B. enjoining, preliminarily and permanently, the acquisition under the terms presently proposed;

            C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

            D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

            E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

            F. granting such other and further relief as the Court deems appropriate.

Dated: February 19, 2002

                                     CHIMICLES & TIKELLIS LLP


                                     By: [ILLEGIBLE]
                                        -----------------------------
                                        Pamela S. Tikellis
                                        Robert J. Kriner, Jr.
                                        Beth Deborah Savitz
                                        One Rodney Square
                                        P.O. Box 1035
                                        Wilmington, Delaware l9801
                                        (302) 656-2500

                                     Attorneys for Plaintiff

OF COUNSEL;

FARUQI & FARUQI, LLP
320 East 39th Street
New York, New York 10016
(212) 983-9330